EXHIBIT 99.4

CERTIFICATION PURSUANT TO

18 U.S.C. Section 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Dr. Reddy’s Laboratories Limited (the “Company”) on Form 20-F for the year ended March 31, 2017 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Saumen Chakraborty, President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Hyderabad, India	/s/ Saumen Chakraborty
Saumen Chakraborty
Date: June 19, 2017	President and Chief Financial Officer